

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

April 22, 2010

Mr. John G. Sznewajs
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

> **RE: Masco Corporation
> Form 10-K for the fiscal year ended December 31, 2009
> Filed February 16, 2010
> File #1-5794**

Dear Mr. Sznewajs:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant